Mail Stop 7010
      August 8, 2005

via U.S. mail and facsimile

Mr. Rick A. Serie
Chief Executive Officer and Chief Financial Officer
Great Plains Ethanol, LLC
27716 462nd Avenue
Chancellor, South Dakota 57015

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 0-49779

Dear Mr. Serie:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at
(202) 551-3692 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE